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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                             Gish Biomedical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   376360103
                                   ---------
                                (CUSIP Number)


   S. Craig Tompkins, Vice Chairman, Citadel Holding Corporation and Craig
                                  Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 27, 1999
               _________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 376360103                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Holding Corporation
      95-3885184
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          542,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          542,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      542,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.62%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 376360103                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation
      95-1620188
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             542,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          542,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      542,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.62%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  SCHEDULE 13D


                                                         -----------------------
                                                         Page  4  of  5  Pages
                                                         -----------------------

Item 1.  Security and Issuer.

This Amendment No. 3 relates to the Schedule 13D filed November 25, 1998 in connection with the ownership by Citadel Holding Corporation, a Delaware corporation ("CHC and collectively with its consolidated subsidiaries, "Citadel") of the Common Stock, no par value (the "Common Stock"), of Gish Biomedical, Inc., a California corporation (the "Issuer") whose principal executive offices are located at 2681 Kelvin Avenue, Irvine, California 92614.


Item 3.  Source and Amount of Funds or Other Consideration.

Since the date of the last Schedule 13D/A filing of June 24, 1999, CHC has acquired 39,200 Shares at the aggregate purchase price of $223,694.17, inclusive of brokerage commissions, where applicable. CHC purchased the Shares with CHC's liquid funds on hand. No portion of such funds were borrowed.


Item 5.  Interest in Securities of the Issuer.

     a) To the best knowledge of CHC, the aggregate amount of securities held by the CHC Parties is 542,500 shares of Common Stock, representing approximately 15.62% of the shares of Common Stock outstanding. The percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-K for the year ended June 30, 1999.

     b) All of the shares of Common Stock reported under this Item 5 with respect to the CHC Parties is held by CHC, and CHC has the sole power to vote and dispose of the 542,500 Shares.

     c) CHC has engaged within the last sixty days in the following transactions in Common Stock of the Issuer, all of which were effectuated on the Nasdaq National Market.


        Transaction Date                  No. of Shares Purchased              Price per Share(1)
        ----------------                  -----------------------              ------------------
            7-12-99                                 2,000                                3.00
            7-15-99                                 2,500                               3.125
            7-21-99                                 2,000                               3.125
           10-22-99                                15,000                              2.0625
           10-26-99                                 7,700                             2.09375
           10-27-99                                   500                             2.03125
           10-27-99                                   300                             2.09375
           10-27-99                                 9,200                               2.125

(1)Exclusive of brokerage commissions.

                                                          ----------------------
                                                          Page  5  of  5  Pages
                                                          ----------------------



Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

In November 1998, Asset Value Fund Limited Partnership ("AVF") and CHC entered into an agreement with Mr. Howard F. Bovers pursuant to which Mr. Bovers agreed to act as the representative of AVF and CHC on the Board of Directors of Gish. Pursuant to the terms of this agreement, AVF and CHC have agreed to pay to Mr. Bovers 5% of their net profits (if any) upon a sale of the Gish Common Stock.

Item 7.  Materials to be Filed as Exhibits.

Attached as Exhibit 1 is a copy of an agreement between AVF, CHC and Mr. Howard
F. Bovers, dated December 3, 1998.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1999            CITADEL HOLDING CORPORATION
                                    a Delaware corporation


                                        /s/ S. Craig Tompkins
                                    By:______________________________________
                                       S. Craig Tompkins
                                       Vice Chairman



                                    CRAIG CORPORATION
                                    a Delaware corporation


                                        /s/ S. Craig Tompkins
                                    By:______________________________________
                                       S. Craig Tompkins
                                       President